UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

Commission File Number 0-99

PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes     No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes     No  X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No  X

Effective December 12, 2007, the Pemex Project Funding Master Trust (the “Master Trust”) and Petróleos Mexicanos transferred all of their securities listed on the regulated market of the Luxembourg Stock Exchange to the Euro MTF Market, the exchange-regulated market of the Luxembourg Stock Exchange.

Below you will find a list of the securities that were transferred to the Euro MTF Market, the exchange-regulated market of the Luxembourg Stock Exchange:

ISIN Nos. of Securities	Pemex Project Funding Master Trust Securities
US706451AM34	U.S. $716,258,000 6.125% Guaranteed Notes due 2008
US70645KAK51	U.S. $33,742,000 6.125% Guaranteed Notes due 2008
US706451AH49	U.S. $1,747,650,000 7.375% Guaranteed Notes due 2014
US70645KAJ88	U.S. $2,350,000 7.375% Guaranteed Notes due 2014
US706451AE18	U.S. $995,449,000 7.875% Guaranteed Notes due 2009
US70645KAG40	U.S. $4,551,000 7.875% Guaranteed Notes due 2009
US706451AF82	U.S. $743,614,000 8.00% Guaranteed Notes due 2011
US70645KAE91	U.S. $6,386,000 8.00% Guaranteed Notes due 2011
US706451AA95	U.S. $984,674,000 8.50% Guaranteed Notes due 2008
US70645KAC36	U.S. $15,326,000 8.50% Guaranteed Notes due 2008
US706451AG65	U.S. $969,990,000 8.625% Guaranteed Bonds due 2022
US706451AB78	U.S. $998,206,000 9.125% Guaranteed Notes due 2010
US70645KAB52	U.S. $1,794,000 9.125% Guaranteed Notes due 2010
XS0213101073	€1,000,000,000 5.50% Guaranteed Notes due 2025
USU70577AJ73	U.S. $1,500,000,000 6.21% Guaranteed Notes due 2010
XS0173605311	€500,000,000 6.25% Guaranteed Notes due 2013
XS0197629719	€850,000,000 6.375% Guaranteed Notes due 2016
XS0166205053	€750,000,000 6.625% Guaranteed Notes due 2010
XS0201926663	U.S. $1,750,000,000 7.75% Guaranteed Perpetual Bonds
XS0161351191	£400,000,000 7.50% Guaranteed Notes due 2013

ISIN Nos. of Securities	Petróleos Mexicanos Securities
US71654YAJ47	U.S. $5,359,000 9.375% Guaranteed Notes due 2008
XS0084575496	ITL 200,000,000,000 Fixed/Reserved Floating Rate Notes due 2008

This transfer will consolidate all of the listed securities of the Master Trust and Petróleos Mexicanos on the Euro MTF Market, which we expect will make our ongoing compliance requirements more efficient and uniform.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Guadalupe Merino Bañuelos
Guadalupe Merino Bañuelos Associate Managing Director of Finance

Date: December 26, 2007

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;
•	import and export activities;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	significant economic or political developments in Mexico;
•	developments affecting the energy sector; and
•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.